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                              January 11, 2023

       Xiao Jun Kong
       Chief Executive Officer, Chief Financial Officer
       China Foods Holdings Ltd.
       Room 2301A China Resources Building
       26 Harbour Road
       Wanchai, Hong Kong

                                                        Re: China Foods
Holdings Ltd.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 10-Q for the
Three Months Ended March 31, 2022
                                                            Response dated
December 28, 2022
                                                            File No. 001-32522

       Dear Xiao Jun Kong:

              We have reviewed your December 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 13, 2022 letter.

       Correspondence Filed December 28, 2022

       Item 1. Business, page 3

   1. We note your response to prior comment 1 and your proposed disclosure regarding your wine business and the
number of employees that you have. Please further revise your disclosure to include
more details about your business, including, but not limited to, a more detailed
description of your products, distribution methods, competitive business conditions, and the
sources and availability of raw materials and the names of principal suppliers. Please
ensure that your disclosure addresses all of the requirements set forth in
                                                        Item 101(h).
 Xiao Jun Kong
China Foods Holdings Ltd.
January 11, 2023
Page 2
Form 10-Q for the Three Months Ended March 31, 2021
Note 2. Summary of Significant Accounting Policies
Disaggregation of Revenue, page 13

2. Please revise your proposed disclosure to include the sales and related costs of sales of healthcare products in the Healthcare segment in the second table.
Exhibits

3. We note your response to prior comment 7 and reissue in part. Please also include a description of your securities as an exhibit to your amended 10-K as required by Item
      601(b)(4)(vi).
General

4. We note your response to prior comment 9, and your revised proposed disclosure regarding the consequences of the HFCAA and the passage of the Accelerating Holding
      Foreign Companies Accountable Act by the U.S. Senate. Please revise your proposed disclosure further to note that the HFCAA's timeline for a potential trading prohibition has now been shortened from three years to two years, as part of the Consolidated
      Appropriations Act, 2023, which was signed into law on December 29, 2022.
        You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at (202) 551-7836 or Laura Crotty at (202)
551-7614 with any other questions.



                                                            Sincerely,
FirstName LastNameXiao Jun Kong
                                                            Division of
Corporation Finance
Comapany NameChina Foods Holdings Ltd.
                                                            Office of Life
Sciences
January 11, 2023 Page 2
cc:       Conn Flanigan
FirstName LastName